Q3 FY2020

ENDAVA ANNOUNCES THIRD QUARTER FISCAL YEAR 2020 RESULTS

Q3 FY2020
26.2%Year on Year Revenue Growth to £92.2 million
25.7% Revenue Growth at Constant Currency
IFRS diluted EPS £0.26 compared to £0.11 in the prior year comparative period
Adjusted diluted EPS £0.23 compared to £0.19 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended March 31, 2020, the third quarter of its 2020 fiscal year ("Q3 FY2020").

"Endava delivered another strong quarter with revenue for Q3 FY2020 of £92.2 million, an increase of 26.2% Year on Year on a reported basis or 25.7% on a constant currency basis from £73.1 million in the same period in the prior year. Our proforma constant currency growth rate reflecting the sale of the Worldpay Captive was 30.0% Year on Year. While the current crisis has somewhat impacted our very near term outlook, as the world attempts to emerge from the impacts of the first few months of the pandemic, we believe digital transformation should accelerate and we anticipate benefiting from the predicted recovery," said John Cotterell, Endava's CEO.

THIRD QUARTER FISCAL YEAR 2020 FINANCIAL HIGHLIGHTS:

•	Revenue for Q3 FY2020 was £92.2 million, an increase of 26.2% compared to £73.1 million in the same period in the prior year.

•	Revenue growth rate at constant currency (a non-IFRS measure) was 25.7% for Q3 FY2020 compared to 23.2% in the same period in the prior year.

•	Profit before tax for Q3 FY2020 was £18.3 million compared to profit before tax of £7.6 million in the same period in the prior year.

•
The Endava Limited Guernsey Benefit Trust ("EBT"), the beneficiaries of which are Endava's employees, funded the second and final tranche of a previously announced non-recurring discretionary employee bonus on May 5, 2020. The Q3 FY2020 results include a credit of £2.9m arising from adjustment to the previously recognised bonus liability, to reflect the prevailing share price and exchange rate at March 31, 2020. Endava expects a true-up charge in Q4FY2020 of approximately £3m relating to the funding of the second and final tranche, subject to exchange rate volatility upon payment.

Q3 FY2020

•
Adjusted profit before tax (a non-IFRS measure) for Q3 FY2020 was £16.0 million, compared to £13.2 million in the same period in the prior year, or 17.4% of revenue, compared to 18.1% of revenue in the same period in the prior year.

•
Profit for the period was £14.6 million in Q3 FY2020, resulting in a diluted EPS of £0.26, compared to profit for the period of £6.3 million and diluted EPS of £0.11 in the same period in the prior year.

•
Adjusted profit for the period (a non-IFRS measure) was £12.8 million in Q3 FY2020, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.23 compared to adjusted profit for the period of £10.6 million and adjusted diluted EPS of £0.19 in the same period in the prior year.

CASH FLOW:

•	Net cash from operating activities was £11.8 million in Q3 FY2020 compared to £12.6 million in the same period in the prior year.

•	Adjusted free cash flow (a non-IFRS measure) was £9.6 million in Q3 FY2020 compared to £11.4 million in the same period in the prior year.

•	At March 31, 2020, Endava had cash and cash equivalents of £87.2 million, compared to £70.2 million at June 30, 2019.

OTHER METRICS FOR THE QUARTER ENDED MARCH 31, 2020:

•
Headcount reached 6,468 at March 31, 2020, with 5,787 average operational employees in Q3 FY2020, compared to a headcount of 5,573 at March 31, 2019 and 5,012 average operational employees in the same quarter of the prior year.

•	Number of clients with over £1 million in revenue was 67 on a rolling twelve months basis at March 31, 2020, unchanged from March 31, 2019.

•	Top 10 clients accounted for 36% of revenue in Q3 FY2020, compared to 40% in the same period in the prior year.

•
By geographic region, 27% of revenue was generated in North America, 25% was generated in Europe, 45% was generated in the United Kingdom and 3% was generated in the rest of the world in Q3 FY2020. This compares to 27% in North America, 27% in Europe and 46% in the United Kingdom in the same period in the prior year.

•
By industry vertical, 54% of revenue was generated from Payments and Financial Services, 25% from TMT and 21% from Other. This compares to 53% Payments and Financial Services, 28% TMT and 19% Other in the same period in the prior year.

Q3 FY2020

COVID-19 UPDATE:
Endava is working regularly with its clients and its employees to adapt to the uncertain and rapidly evolving situation arising from the COVID-19 pandemic. The Company has a well-established Business Continuity Management System (BCMS) in line with the international standard for business continuity, ISO 22301:2019, and has created a framework for Business Continuity Management which requires development of specific plans at the delivery unit level to deal with significant disaster events, including pandemics. Starting in mid-March, the Company has deployed its established business continuity plans, enabling its employees to work remotely, suspending all non-essential travel worldwide for its employees, and canceling or postponing company-sponsored events, employee attendance at industry events and in-person work-related meetings, without impact on utilisation or velocity of work to date. "Endava believes its commitment to helping people succeed and its core values of openness, thoughtfulness and adaptability have created a culture that positioned the Company well to face the challenges presented by the ongoing COVID-19 pandemic," stated John Cotterell, Endava's CEO.

OUTLOOK:
At this time, it is difficult to predict the duration and full scope of potential impacts driven by the ongoing COVID-19 pandemic. At the beginning of Q4 2020, we began to see a slowdown in our sales pipeline and a reduction in the size of our client teams and delay in projects due to the global economic uncertainty created by the COVID-19 pandemic. With these uncertainties and assumptions in mind, Endava is providing updated guidance for Q4 2020 and FY2020.

Fourth Quarter Fiscal Year 2020:
Endava expects revenues will be in the range £86m to £87m, representing constant currency revenue growth of between 15.5% and 16.5%. Endava expects adjusted diluted EPS to be in the range of £0.15 to £0.16 per share.

Full Fiscal Year 2020:
Endava expects revenues will be in the range £346.5m to £347.5m, representing constant currency revenue growth of between 23.0% and 23.5%. Endava expects adjusted diluted EPS to be in the range of £0.92 to £0.93 per share.

Q3 FY2020

Endava's guidance regarding constant currency revenue growth is pro-forma for the sale of Endava Technology SRL, also referred to as “the Worldpay Captive,” to Worldpay. The transaction closed on August 31, 2019.

This quarter, Endava is providing guidance for Q4 FY2020 and for the Full Fiscal Year 2020 using the exchange rates at the end of April, when the exchange rate was 1 GBP to 1.25 USD and 1.15 Euro.

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q4 FY2020 or FY2020 because of the unreasonable effort of estimating on a forward-looking basis certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains)/losses, the effect of which may be significant. Endava is not able, at this time, to reconcile to an outlook for revenue growth not at constant currency (including pro forma for the sale of the Worldpay Captive) because of the unreasonable effort of estimating foreign currency exchange gains/losses, the effect of which may be significant, on a forward-looking basis.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See the cautionary note regarding “Forward-Looking Statements” below.
CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, May 21, 2020, to review its Q3 FY2020 results. To participate in Endava’s Q3 FY2020 earnings conference call, please dial in at least five minutes prior to the scheduled start time (833) 921-1651 or (778) 560 2811 for international participants, Conference ID 7241858.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, June 5, 2020.

Q3 FY2020

ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT, Consumer Products, Retail, Logistics and Healthcare. Endava had 6,468 employees as of March 31, 2020 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Argentina, Uruguay, Venezuela, and Colombia.
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, revenue growth at constant currency adjusted for the sale of the Worldpay Captive, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended March 31, 2019 were used to convert revenue for the fiscal quarter ended March 31, 2020 and the revenue for the comparable prior period.

Revenue growth at constant currency adjusted for the sale of the Worldpay Captive is revenue growth at constant currency adjusted to exclude the impact of the sale of the Worldpay Captive.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, discretionary EBT bonus, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange gains and losses, initial public offering expenses incurred, Sarbanes-Oxley compliance readiness expenses incurred, net gain on disposal of subsidiary, secondary offering expenses incurred, stamp

Q3 FY2020

duty on transfer of shares and fair value movement of contingent consideration. Share-based compensation expense, amortisation of acquired intangible assets and fair value movement of contingent consideration are non-cash expenses. Adjusted PBT margin is adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” “opportunities,” "outlook," “predict,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the fourth fiscal quarter and fiscal year 2020, the expected true-up charge related to the EBT’s funding of the second tranche of the

Q3 FY2020

discretionary employee bonus, and Endava’s ability to address the challenges presented by the ongoing COVID-19 pandemic and the associated global economic uncertainty. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the COVID-19 pandemic and the precautions taken in response to the pandemic; Endava’s cash flows and results of operations may be adversely affected if it is unable to collect on billed and unbilled receivables from clients; Endava’s revenue, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in Europe, the United States or the global economy worsen; Endava’s sales of services, operating results or profitability may experience significant variability and past results may not be indicative of future performance; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly- skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favourable pricing and utilisation rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of our addressable market and market trends; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange

Q3 FY2020

Commission (“SEC”) on September 25, 2019, as supplemented by the Risk Factors Update filed as Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on March 31, 2020. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q3 FY2020

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Nine Months Ended March 31		Three Months Ended March 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000
REVENUE	260,487	211,312	92,235	73,064
Cost of sales
Direct cost of sales	(174,481)	(127,356)	(51,889)	(44,330)
Allocated cost of sales	(12,902)	(11,050)	(4,591)	(3,745)
Total cost of sales	(187,383)	(138,406)	(56,480)	(48,075)
GROSS PROFIT	73,104	72,906	35,755	24,989
Selling, general and administrative expenses	(58,094)	(48,609)	(21,614)	(17,601)
OPERATING PROFIT	15,010	24,297	14,141	7,388
Net finance (expense) / income	1,282	(4,644)	4,153	216
Gain on sale of subsidiary	2,215	—	—	—
PROFIT BEFORE TAX	18,507	19,653	18,294	7,604
Tax on profit on ordinary activities	(3,206)	(3,874)	(3,689)	(1,290)
PROFIT FOR THE PERIOD	15,301	15,779	14,605	6,314
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(3,598)	(2,365)	787	(3,027)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	11,703	13,414	15,392	3,287

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	53,170,717	49,072,773	53,815,137	49,500,875
Weighted average number of shares outstanding - Diluted	55,832,497	54,648,204	56,345,433	54,912,822
Basic EPS (£)	0.29	0.32	0.27	0.13
Diluted EPS (£)	0.27	0.29	0.26	0.11

Q3 FY2020

CONDENSED BALANCE SHEETS

	March 31, 2020	June 30, 2019	March 31, 2019
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	56,219	36,760	41,197
Intangible assets	39,507	28,910	28,800
Property, plant and equipment	11,877	10,579	9,359
Lease right-of-use assets	49,366	—	—
Financial assets	850	—	—
Deferred tax assets	9,331	9,550	4,731
TOTAL	167,150	85,799	84,087
ASSETS - CURRENT
Trade and other receivables	76,496	65,917	63,041
Corporation tax receivable	5,152	790	649
Financial assets	595	—	—
Cash and cash equivalents	87,159	70,172	59,339
TOTAL	169,402	136,879	123,029
TOTAL ASSETS	336,552	222,678	207,116
LIABILITIES - CURRENT
Borrowings	22	21	29
Lease liabilities	10,741	—	—
Trade and other payables	63,241	48,502	43,983
Corporation tax payable	4,255	2,920	2,045
Contingent consideration	1,203	1,244	1,211
Deferred consideration	1,787	1,516	1,516
Other liabilities	—	—	248
TOTAL	81,249	54,203	49,032
LIABILITIES - NON CURRENT
Lease liabilities	40,409	—	—
Borrowings	—	—	1
Deferred consideration	1,919	—	—
Deferred tax liabilities	5,000	2,033	2,380
Other liabilities	121	113	67
TOTAL	47,449	2,146	2,448
EQUITY
Share capital	1,098	1,089	1,085
Share premium	21,286	17,271	16,451
Merger relief reserve	4,430	4,430	4,430
Retained earnings	172,994	146,963	133,219
Other reserves	9,487	(1,577)	2,692
Investment in own shares	(1,441)	(1,847)	(2,241)
TOTAL	207,854	166,329	155,636
TOTAL LIABILITIES AND EQUITY	336,552	222,678	207,116

Q3 FY2020

CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months Ended March 31		Three Months Ended March 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	15,301	15,779	14,605	6,314
Income tax charge	3,206	3,874	3,689	1,290
Non-cash adjustments	20,062	18,270	4,176	4,965
Tax paid	(4,446)	(3,641)	(911)	(730)
UK research and development credit received	—	1,278	—	1,278
Net changes in working capital	4,223	(11,271)	(9,713)	(493)
Net cash from operating activities	38,346	24,289	11,846	12,624

INVESTING ACTIVITIES
Purchase of non-current assets (tangible and intangible)	(8,075)	(5,153)	(2,245)	(1,189)
Proceeds from disposal of non-current assets	150	33	30	8
Acquisition of business / subsidiaries (net of cash acquired)	(26,595)	(3,142)	466	(3,142)
Proceeds from sale of subsidiary net of cash disposed of	2,744	—	—	—
Cash and cash equivalents acquired with subsidiaries	3,289	—	—	—
Interest received	477	286	124	160
Net cash used in investing activities	(28,010)	(7,976)	(1,625)	(4,163)

FINANCING ACTIVITIES
Proceeds from sublease	406	—	104	—
Proceeds from borrowings	—	3,500	—	—
Repayment of borrowings	(955)	(23,538)	(946)	(12)
Repayment of lease liabilities	(7,157)	—	(2,588)	—
Interest paid	(603)	(280)	(228)	(58)
Grant received	661	1,784	—	—
Net proceeds from initial public offering	—	44,828	—	—
Proceeds from sale of EBT shares	14,797	—	—	—
Issue of shares	61	85	52	85
Net cash from financing activities	7,210	26,379	(3,606)	15
Net change in cash and cash equivalents	17,546	42,692	6,615	8,476

Cash and cash equivalents at the beginning of the period	70,172	15,048	78,975	51,044
Exchange differences on cash and cash equivalents	(559)	1,599	1,569	(181)
Cash and cash equivalents at the end of the period	87,159	59,339	87,159	59,339

Q3 FY2020

RECONCILIATION OF IFRS FINANCIAL MEASURES TO ADJUSTED FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Nine Months ended March 31		Three Months ended March 31
	2020	2019	2020	2019
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	23.3%	35.3%	26.2%	24.7%
Foreign exchange rates impact	(0.7%)	(0.9%)	(0.5%)	(1.5%)
REVENUE GROWTH RATE AT CONSTANT CURRENCY INCLUDING WORLDPAY CAPTIVE	22.6%	34.4%	25.7%	23.2%
Impact of Worldpay Captive	3.0%	—	4.3%	—
PROFORMA REVENUE GROWTH RATE AT CONSTANT CURRENCY EXCLUDING WORLDAY CAPTIVE	25.6%	34.4%	30.0%	23.2%

Q3 FY2020

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Nine Months Ended March 31		Three Months Ended March 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	18,507	19,653	18,294	7,604
Adjustments:
Share-based compensation expense	11,075	8,690	4,079	3,680
Discretionary EBT bonus	24,766	—	(2,891)	—
Amortisation of acquired intangible assets	2,933	2,609	1,124	857
Foreign currency exchange (gains)/losses, net	(1,664)	(1,262)	(4,577)	(121)
Initial public offering expenses incurred	—	1,055	—	—
Sarbanes-Oxley compliance readiness expenses incurred	—	1,227	—	529
Net gain on disposal of subsidiary	(2,215)	—	—	—
Secondary offering expenses incurred	—	306	—	306
Stamp duty on transfer of shares	—	385	—	385
Fair value movement of contingent consideration	—	5,805	—	—
Total adjustments	34,895	18,815	(2,265)	5,636
ADJUSTED PROFIT BEFORE TAX	53,402	38,468	16,029	13,240

PROFIT FOR THE PERIOD	15,301	15,779	14,605	6,314
Adjustments:
Adjustments to profit before tax	34,895	18,815	(2,265)	5,636
Tax impact of adjustments	(7,073)	(3,661)	435	(1,312)
ADJUSTED PROFIT FOR THE PERIOD	43,123	30,933	12,775	10,638

Diluted EPS (£)	0.27	0.29	0.26	0.11
Adjusted diluted EPS (£)	0.77	0.57	0.23	0.19

Q3 FY2020

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Nine Months Ended March 31		Three Months Ended March 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Net cash from operating activities	38,346	24,289	11,846	12,624
Adjustments:
Grant received	661	1,784	—	—
Net purchases of non-current assets (tangible and intangible)	(7,925)	(5,120)	(2,215)	(1,181)
Adjusted Free cash flow	31,082	20,953	9,631	11,443

Q3 FY2020

SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Nine Months Ended March 31		Three Months Ended March 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Direct cost of sales	6,148	3,587	2,318	1,648
Selling, general and administrative expenses	4,927	5,103	1,761	2,032
Total	11,075	8,690	4,079	3,680

DEPRECIATION AND AMORTISATION

	Nine Months Ended March 31		Three Months Ended March 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Direct cost of sales	9,153	2,870	3,243	1,011
Selling, general and administrative expenses	4,473	3,030	1,639	972
Total	13,626	5,900	4,882	1,983
EMPLOYEE BENEFIT TRUST DISCRETIONARY BONUS

	Nine Months Ended March 31		Three Months Ended March 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Direct cost of sales	22,555	-	(2,627)	-
Selling, general and administrative expenses	2,211	-	(264)	-
Total	24,766	-	(2,891)	-

Q3 FY2020

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Nine Months Ended March 31		Three Months Ended March 31
	2020	2019	2020	2019

Closing number of total employees	6,468	5,573	6,468	5,573
Average operational employees	5,532	4,821	5,787	5,012

Top 10 customers %	38%	36%	36%	40%
Number of clients with > £1m of revenue (rolling 12 months)	67	67	67	67

Geographic split of revenue %
North America	28%	27%	27%	27%
Europe	24%	28%	25%	27%
UK	45%	45%	45%	46%
Rest of World (RoW)	3%	-	3%	-
Industry vertical split of revenue %
Payments and Financial Services	53%	53%	54%	53%
TMT	25%	27%	25%	28%
Other	22%	20%	21%	19%